October 18, 1995

Investors Fiduciary Trust Company
127 West 10th Street
Kansas City, Missouri 64105

Ranson Capital Corporation
Suite 450
120 South Market Street
Wichita, Kansas 67202

Re:  The Kansas Tax-Exempt Trust, Series 78

Ladies/Gentlemen:

We have acted as special counsel for Ranson Capital Corporation, Depositor of The Kansas Tax-Exempt Trust, Series 78 (the "Trust"), in connection with the issuance of units of fractional undivided interest in the Trust, under a Trust Agreement dated October 18, 1995 (the "Indenture") between Ranson Capital Corporation, as Depositor, and Investors Fiduciary Trust Company, as Trustee.

In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent.

Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

(i) The Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, Internal Revenue Code of 1986 (the "Code").

(ii) Each Certificateholder will be considered as owning a pro rata share of each asset of the Trust in the proportion that the number of units held by him bears to the total number of units outstanding. Under subpart E, subchapter J of chapter 1 of


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the Code, income of the Trust will be treated as income of each
Certificateholder in the proportion described, and an item of Trust income will have the same character in the hands of a Certificateholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the Trust consists of interest excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Certificateholders, except in the case of a Certificateholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bond or certain private activity bonds held by the Trust. In the case of such Certificateholder (and no other) interest received with respect to his units attributable to such industrial development bonds or such private activity bonds is includible in his gross income. However, the interest on certain Bonds held by the Trust ("specified private activity bonds," within the meaning of Section 57(a)(5) of the Code) shall constitute a specific item of tax preference for purposes of the alternative minimum tax applicable to all Certificateholders, including individuals. As a result, such interest income may be subject to the alternative minimum tax. Moreover, in the case of certain corporations, interest on all of the Bonds other than any "specified private activity bonds" (which is included in computing the alternative minimum tax as described above) held by the Trust is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, and the environmental tax (the "Superfund Tax") imposed by Section 59A of the Code. Interest on all of the Bonds is included in the computation of the branch profits tax imposed by
Section 884 of the Code with respect to U.S. branches of foreign corporations.

(iii) Gain or loss will be recognized to a Certificateholder upon redemption or sale of his units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the units represented by his Certificate. Before adjustment, such basis would normally be cost if the Certificateholder had acquired his units by purchase, plus his aliquot share of advances by the Trustee to the Trust to pay interest on bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the bonds during the period from the Certificateholder's settlement date to the date such bonds are delivered to the respective Trust, but only to the extent that such advances are to be repaid to the Trustee out of interest received by such Trust with respect to such bonds. In addition, such basis will be increased by the Certificateholder's aliquot share of the accrued original issue discount with respect to each bond held by the Trust with respect to which there was an original issue discount at the time the bond was issued and reduced by the annual amortization of bond premium, if any, on bonds held by the Trust.



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(iv)  If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise) gain or loss is recognized to the Certificateholder and the amount thereof is measured by comparing the Certificateholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his units among each of the Trust assets (as of the date on which his units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such units. A Certificateholder's basis in his units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received by the Trust, if any, on bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the bonds during the period from the Certificateholder's settlement date to the date such bonds are delivered to the Trust, must be reduced by the annual amortization of bond premium, if any, on bonds held by the Trust and will be increased by the Certificateholder's share of the accrued original issue discount with respect to each bond which, at the time the bond was issued, had original issue discount.

(v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Certificateholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust,
Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect to the bonds will be treated as interest which is excludable from gross income under Section 103 of the Code.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the bond, depending on the date the bond was issued. In addition, special rules apply if the purchase price of a bond exceeds the original issue price plus the amount of original issue discount which would have accrued to prior owners. The application of these rules will also vary depending on the value of the bond on the date a Certificateholder acquires his units, and the price the Certificateholder pays for his units.

Because the Trust includes some "specified private activity bonds" within the meaning of Section 57(a)(5) of the Code issued on or after August 8, 1986, that portion of the Trust Fund's interest income attributable to such Bonds shall be treated as a specific item of tax



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preference when computing the alternative minimum tax for all taxpayers, including individuals. In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments.

Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust or REMIC) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section
265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer, unless such financial institution can otherwise establish, under regulations to be prescribed by the Secretary of the Treasury, the amount of interest on indebtedness incurred or continued to purchase or carry such obligations.

We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units by taxpayers other than certain financial institutions, as referred to above, is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of units.



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However, these rules generally do not apply to interest paid on indebtedness incurred for expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price the Trust pays for Bonds or the price a Certificateholder pays for his or her units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Certificateholders when principal payments are received on the Bonds, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her units, unless a Certificateholder elects to include market discount in taxable income as it accrues.

We have also examined the income tax laws of the State of Kansas, and we have made the following assumptions. The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Kansas (the "State"), its political subdivisions and authorities, and, provided the interest thereon is exempt from State income taxes, by or on behalf of territories or possessions of the United States of America, or its political subdivisions, agencies or instrumentalities (the "Bonds"). Distributions of interest on the Bonds received by the Trust will be made monthly unless a Certificateholder elects to receive them semi-annually.

Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that the Bonds were validly issued by the State of Kansas, or its instrumentalities or municipalities and by or on behalf of territories or possessions of the United States of America, or its instrumentalities or municipalities, as the case may be.

Based on the foregoing, and review and consideration of existing State laws, and assuming interest on the Bonds is excludable from gross income under
Section 103 of the Internal Revenue Code of 1986, it is our opinion, and we herewith advise you, as follows:
Under the laws of the State of Kansas, as presently enacted and construed:

(i) The Trust is not an association taxable as a corporation for Kansas income tax purposes;



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(ii)  Each Certificateholder of the Trust will be treated as the owner of a pro rata portion of the Trust, and the income and deductions of the Trust will therefore be treated as income of the Certificateholder under Kansas law;

(iii) Interest on the Bonds issued after December 31, 1987 by the State of Kansas or any of its political subdivisions will be exempt from income taxation imposed on individuals, corporations and fiduciaries (other than insurance companies, banks, trust companies or savings and loan associations) however, interest on Bonds issued prior to January 1, 1988 by the State of Kansas or any of its political subdivisions will not be exempt from income taxation imposed on individuals, corporations and fiduciaries (other than insurance companies, banks, trust companies or savings and loan associations) unless the laws of the State of Kansas authorizing the issuance of such Bonds specifically exempt the interest on the Bonds from income taxation by the State of Kansas;

(iv) Interest on the Bonds issued by the State of Kansas or any of its political subdivisions will be subject to the tax imposed on banks, trust companies and savings and loan associations under Article 11, Chapter 79 of the Kansas statutes;

(v) Interest on Bonds issued by the State of Kansas or any of its political subdivisions will be subject to the tax imposed on insurance companies under Article 40, Chapter 28 of the Kansas statutes unless the laws of the State of Kansas authorizing the issuance of such Bonds specifically exempt the interest on the Bonds from income taxation by the State of Kansas;

(vi) Interest on the Bonds which is exempt from Kansas income taxation when received by the Trust will continue to be exempt when distributed to a Certificateholder (other than a bank, trust company or savings and loan association);

(vii) Each Certificateholder of the Trust will recognize gain or loss for Kansas income tax purposes if the Trustee disposes of a Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if the Certificateholder redeems or sells Units of the Trust to the extent that such transaction results in a recognized gain or loss for federal income tax purposes;

(viii) Interest received by the Trust on the Bonds is exempt from intangibles taxation imposed by any counties, cities and townships pursuant to present Kansas law; and



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(ix)  No opinion is expressed regarding whether the gross earnings derived from the Units is subject to intangibles taxation imposed by any counties, cities and townships pursuant to present Kansas law.

We have not examined any of the Bonds to be deposited and held in the Kansas Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from State income taxes of interest on the Bonds if received directly by a Certificateholder.

We have also examined the laws of the State of Missouri to determine their applicability to the Trust. It is our opinion that under Missouri law, as presently enacted and construed:

(i) The Trust is not an association taxable as a corporation for Missouri income tax purposes.

(ii) The Certificateholders of the Trust will be treated as the owners of a pro rata portion of the Trust and the income of the Trust will therefore be treated as income of the Certificateholders under Missouri law.

(iii)  The Trust will not be subject to the Kansas City, Missouri
Earnings and Profits Tax and each Certificateholder's share of income of the Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except in the case of certain Certificateholders, including corporations, otherwise subject to the St. Louis City Earnings Tax).

                                        Very truly yours,


                                       CHAPMAN AND CUTLER

EFF/mat